CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

23 January 2007

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Schedule 10	17/01/2007
REG-Catlin Group Limited Total Voting Rights	16/01/2007

Yours faithfully,

Pramila Bharj

Enc

1/30

REG-Catlin Group Limited Total Voting Rights
Released: 16/01/2007

RNS Number:6167P
Catlin Group Limited
16 January 2007

Catlin Group Limited (the "Company")
Total Voting Rights

In conformity with the Transparency Directive's transitional provision 6, we notify the market of the following:

The Company's share capital is now 246,680,553 common shares of $0.01 each in the capital of the Company ("Common Shares") with voting rights following the issue of 2,308,923 Common Shares in respect of acceptances received by the Company for its recommended offer for the entire issued and to be issued share capital of Wellington Underwriting plc between 2 January and 8 January 2007. The Company holds no shares in Treasury. Therefore the total number of voting rights in the Company is 246,680,553.

The above total voting rights figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interests in, or a change to their interest in the Company under the FSA's Disclosure and Transparency Rules.

END
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REG-Catlin Group Limited Schedule 10
Released: 17/01/2007

RNS Number:6900P
Catlin Group Limited
17 January 2007

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

CATLIN GROUP LIMITED

2. Name of shareholder having a major interest

LEGAL & GENERAL GROUP PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Legal & General Group plc and/or its subsidiaries held in nominee accounts

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Material Interest	Account Designation	Holding
HSBC Bank PLC	914945	34,631
HSBC Bank PLC	636544	102,208
HSBC Bank PLC	775245	606,302
HSBC Bank PLC	357206	6,808,516
HSBC Bank PLC	866203	475,688
HSBC Bank PLC	969995	709,356
HSBC Bank PLC	999392	62,273
HSBC Bank PLC	635928	95,803
HSBC Bank PLC	360509	430,429
Total		9,325,206

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

...1169047086nRNSQ6900P... 23/01/2007